SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE TO
                               (RULE 14D-100)
         TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                            SUNBEAM CORPORATION
                         (Name of Subject Company)

                            SUNBEAM CORPORATION
                                  (Issuer)

      ZERO COUPON CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE 2018
                       (Title of Class of Securities)

                                 867071 AD4
                                 867071 AA0
                                 867071 AB8
                   (CUSIP Numbers of Class of Securities)

                            STEVEN R. ISKO, ESQ.
                            SUNBEAM CORPORATION
                        2381 EXECUTIVE CENTER DRIVE
                         BOCA RATON, FLORIDA 33431
                         TELEPHONE: (561) 912-4100
        (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Bidders)

                                  COPY TO:
                          J. GREGORY MILMOE, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NEW YORK 10036
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000

                         CALCULATION OF FILING FEE
==============================================================================
  Transaction Valuation*                               AMOUNT OF FILING FEE
------------------------------------------------------------------------------
     $840,070,013                                            $168,014
==============================================================================

        * ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THE AMOUNT ASSUMES THE EXCHANGE OF THE ENTIRE OUTSTANDING AGGREGATE PRINCIPAL AMOUNT AT MATURITY OF ZERO COUPON CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE 2018 (THE "ZERO DEBENTURES") OF SUNBEAM CORPORATION ("SUNBEAM") FOR A COMBINATION OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE, OF SUNBEAM ("SUNBEAM COMMON STOCK") AND 11% SENIOR SECURED SUBORDINATED NOTES DUE 2011 OF SUNBEAM ("SECURED NOTES"). SUNBEAM INTENDS TO ISSUE AN AGGREGATE OF 34,238,000 SHARES OF SUNBEAM COMMON STOCK AND UP TO $348.4 MILLION AGGREGATE PRINCIPAL AMOUNT AT MATURITY OF SECURED NOTES IN EXCHANGE FOR THE ENTIRE OUTSTANDING AGGREGATE PRINCIPAL AMOUNT OF ZERO DEBENTURES. BASED ON THE JULY 11, 2000 ACCRETED VALUE OF THE OUTSTANDING ZERO DEBENTURES, THE TRANSACTION VALUE IS EQUAL TO $840,070,013. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE TRANSACTION VALUE.

|_| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

        AMOUNT PREVIOUSLY PAID:   NOT APPLICABLE.  FILING PARTY: NOT APPLICABLE.
        FORM OR REGISTRATION NO.: NOT APPLICABLE.  DATE FILED:   NOT APPLICABLE.

|_|     CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
        COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

        |_|    THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
        |X|    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
        |_|    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
        |_|    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF A TENDER OFFER: |_|




                                TENDER OFFER

        This Tender Offer Statement on Schedule TO (this "Statement") is being filed by Sunbeam Corporation ("Sunbeam"), a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange up to $2,014 million aggregate principal amount at maturity of Zero Coupon Convertible Senior Subordinated Debentures due 2018 (the "Zero Debentures") of Sunbeam, or such lesser principal amount as is properly tendered and not withdrawn, for 11% Senior Secured Subordinated Notes due 2011 (the "Secured Notes") of Sunbeam and shares of common stock, par value $.01 per share, of Sunbeam ("Sunbeam Common Stock") upon the terms and subject to the conditions set forth in the Offering Circular, dated July 11, 2000 (the "Offering Circular"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

        The information in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

ITEM 1.  SUMMARY TERM SHEET.

        The information set forth in the Offering Circular under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

        (a) The subject company and issuer of the securities subject to the Offer is Sunbeam Corporation, a Delaware corporation.

        (b) The subject class of equity securities is the Zero Coupon Convertible Senior Subordinated Debentures due 2018 of Sunbeam Corporation. As of the date of this Statement, there were outstanding $2,014 million aggregate principal amount at maturity of the Zero Debentures which, as of such date, had an accreted value of approximately $840,070,013.

        (c) The Zero Debentures are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Zero Debentures. However, there is no established trading market for the Zero Debentures, other than through these limited or sporadic quotations.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

        The principal executive offices of the filing person, Sunbeam Corporation, are located at 2381 Executive Center Drive, Boca Raton, Florida 33431 and its telephone number is (561) 912-4100.

        Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the "SEC"), the following persons are the directors and/or executive officers of Sunbeam:


Jerry W. Levin        Chairman and Chief Executive Officer

Bobby G. Jenkins      Executive Vice President and Chief Financial Officer

Paul E. Shapiro       Executive Vice President and Chief Administrative Officer

Steven R. Isko        Senior Vice President and General Counsel

Ronald H. Dunbar      Senior Vice President Human Relations

Barbara L. Allen      Corporate Secretary

Philip E. Beekman     Director

Charles M. Elson      Director

Howard Gittis         Director

John H. Klein         Director

David J. Pecker       Director

James D. Robinson III Director

Faith Whittlesey      Director

        The address of each director and/or executive officer listed above is c/o Sunbeam Corporation, 2381 Executive Center Drive, Boca Raton, Florida 33431, and each such person's telephone number is (561) 912-4100.

ITEM 4.  TERMS OF THE TRANSACTION.

        (a) The information set forth in the sections of the Offering Circular captioned "The Exchange Offer" and "Description of the Secured Notes" is incorporated herein by reference.

        (b) None of the securities are to be purchased from any officer, director, or affiliate of Sunbeam.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

        (a) The information set forth in the section of the Offering Circular captioned "The Exchange Offer- Agreements Relating to Sunbeam Securities" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) The information set forth in the section of the Offering Circular captioned "Summary Term Sheet - Why is Sunbeam Making the Exchange Offer?" is incorporated herein by reference.

        (b)    The securities acquired pursuant to the Offer will be retired.

        (c)(3) The information set forth in the sections of the Offering Circular captioned "Summary Term Sheet - Why is Sunbeam Making the Exchange Offer?" and "Capitalization" is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The total amount of funds and other consideration required by Sunbeam to consummate the Offer and to pay related expenses is approximately $6.5 million in cash, 34,238,000 shares of Sunbeam Common Stock and $300.2 million aggregate principal amount at issuance of Secured Notes ($348.4 million aggregate principal amount at maturity).

        Sunbeam expects to obtain the cash required to consummate the exchange offer through working capital and/or borrowings under its senior credit agreement. Sunbeam has made no decision with respect to the repayment or refinancing of indebtedness incurred or to be incurred under the senior credit agreement and may repay such indebtedness out of its internally generated funds or from proceeds of a subsequent financing. Any decisions with respect to such repayment or refinancing will be made based on a review from time to time of the advisability of particular transactions, as well as on prevailing interest rates and financial and economic conditions.

        The stock portion of the consideration issuable pursuant to the Offer consists of newly issued shares of Sunbeam Common Stock. The debt portion of the consideration issuable pursuant to the Offer consists of newly issued Secured Notes, to be issued pursuant to an indenture by and between Sunbeam and The Bank of New York, as trustee. The shares of Sunbeam Common Stock and Secured Notes to be issued pursuant to the Offer will be issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended.

        In addition to the foregoing, the information set forth in the section of the Offering Circular captioned "The Exchange Offer - Expenses" is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) None of the persons named in response to Item 1003 of Regulation M-A, nor any associates or majority- owned subsidiaries of such persons, beneficially owns any of the subject securities.

        (b)    None.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a) The information set forth in the section of the Offering Circular captioned "The Exchange Offer - Solicitation" is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

        (a) The following financial statements and financial information are incorporated herein by reference:

               (1) The audited consolidated financial statements of Sunbeam Corporation set forth in Sunbeam's Annual report on Form 10-K for the fiscal year ended December 31, 1999 (Commission File No. 0001-000052);
               (2) The unaudited condensed consolidated financial statements of Sunbeam Corporation set forth in Sunbeam's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000; and
               (3) The information set forth in the section of the Offering Circular captioned "Ratio of Earnings to Fixed Charges."

               Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this paragraph 10(a) can be obtained as provided in the section of the Offering Circular captioned "Where You Can Find More Information."

        (b) The information set forth in the section of the Offering Circular captioned "Unaudited Pro Forma Condensed
               Consolidated Financial Statements" is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.

               (1)    None.

               (2) Sunbeam is required to qualify under the Trust Indenture Act of 1939, as amended, the indenture pursuant to which the Secured Notes will be issued.

               (3)    Not applicable.

               (4)    Not applicable.

               (5)    Not applicable.

        (b)    Other Material Information.  None.

ITEM 12.  EXHIBITS.

        (a)(1)  Offering Circular dated July 11, 2000.*
        (a)(2)  Letter of Transmittal.*
        (a)(3)  Letter to Clients.*
        (a)(4)  Letter to Broker-Dealers.*
        (a)(5)  Notice of Guaranteed Delivery.*
        (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
        (b)     None
        (d)(1) Indenture to be entered into by and between Sunbeam and The Bank of New York, as Trustee, with respect to the 11% Senior Secured Subordinated Notes due 2011.*
        (d)(2) Intercreditor Agreement to be entered into by and among First Union National Bank, The Bank of New York and Sunbeam.*
        (d)(3) Junior Pledge and Security Agreement to be entered into by and between Sunbeam and The Bank of New York, as Trustee for the holders of the Secured Notes.*
        (d)(4) Registration Rights Agreement to be entered into by Sunbeam and the Holders referred to therein.*
        (d)(5) Certificate of Designation, Preferences and Rights of Series A Participating Preferred Stock of Sunbeam.*
        (d)(6) Indenture, dated as of March 25, 1998, by and between Sunbeam and the Bank of New York, as Trustee, with respect to the Zero Coupon Convertible Senior Subordinated Debentures due 2018.(2)
        (d)(7) Registration Rights Agreement, dated as of March 29, 1998, by and between Sunbeam and Coleman (Parent) Holdings, Inc.(3)
        (d)(8) Settlement Agreement, dated as of August 12, 1998, by and between Sunbeam and Coleman (Parent) Holdings, Inc.(4)
        (d)(9)  Amendment to Registration Rights Agreement, dated as of
                August 12, 1998, by and between Sunbeam and Coleman (Parent) Holding, Inc.(7)
        (d)(10) Employment Agreement, dated as of February 20, 1998, by and between Sunbeam and Albert J. Dunlap.(1)
        (d)(11) Employment Agreement, dated as of February 20, 1998, by and between Sunbeam and Russell A. Kersh.(1)
        (d)(12) Employment Agreement, dated as of February 20, 1998, by and between Sunbeam and David C. Fannin.(1)
        (d)(13) Employment Agreement, dated as of June 15, 1998, by and between Sunbeam and Jerry W. Levin.(5)
        (d)(14) Employment Agreement, dated as of June 15, 1998, by and between Sunbeam and Paul Shapiro.(5)
        (d)(15) Employment Agreement, dated as of June 15, 1998, by and between Sunbeam and Bobby Jenkins.(5)
        (d)(16) Agreement, dated as of August 20, 1998, by and between Sunbeam and David Fannin.(5)
        (d)(17) Employment Agreement, dated as of January 3,
                2000, by and between Sunbeam and Jerry W. Levin.(11)
        (d)(18) Employment Agreement, dated as of January 3, 2000, by and between Sunbeam and Paul E. Shapiro.(11)
        (d)(19) Employment Agreement, dated as of January 3, 2000, by and between Sunbeam and Bobby G. Jenkins.(11)
        (d)(20) Sunbeam Executive Benefit Replacement Plan.(1)
        (d)(21) Amended and Restated Sunbeam Corporation Stock Option
                Plan.(7)
        (d)(22) Performance Based Compensation Plan.(1)
        (d)(23) Sunbeam Corporation Management Incentive Compensation
                Plan.(7)
        (d)(24) Sunbeam Corporation Stock Option Repricing Plan.(7)
        (d)(25) Credit Agreement, dated as of March 30, 1998, among Sunbeam, the Subsidiary Borrower referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., Bank of America National Trust and Savings Association and First Union National Bank.(2)
        (d)(26) First Amendment to Credit Agreement, dated as of May 8, 1998, among Sunbeam, the Subsidiary Borrower referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc.,
                Bank America National Trust and Savings Association and First Union National Bank.(2)
        (d)(27) Second Amendment to Credit Agreement, dated as of June 30, 1998, among Sunbeam, the Subsidiary Borrower referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., Bank America National Trust and Savings Association and First Union National Bank.(5)
        (d)(28) Third Amendment to Credit Agreement, dated as of October 19, 1998, among Sunbeam, the Subsidiary Borrower referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., Bank America National Trust and Savings Association and First Union National Bank.(5)
        (d)(29) Fourth Amendment to Credit Agreement, dated as of April 10, 1999, among Sunbeam, the Subsidiary Borrower referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., Bank America National Trust and Savings Association and First Union National Bank.(7)
        (d)(30) Fifth Amendment to Credit Agreement, Third Waiver and
                Agreement, dated April 15, 1999, among Sunbeam, the Subsidiary Borrower referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., Bank America National Trust and Savings Association and First Union National Bank.(6)
        (d)(31) Sixth Amendment to Credit Agreement, dated as of May 25, 1999, among Sunbeam, the Subsidiary Borrower referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., Bank America National Trust and Savings Association and First
                Union National Bank.(9)
        (d)(32) Seventh Amendment to Credit Agreement, dated as of October 25, 1999, among Sunbeam, the Subsidiary Borrower referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., Bank America National Trust and Savings Association and First Union National Bank.(8)
        (d)(33) Eighth Amendment to Credit Agreement, dated as of November 16, 1999, among Sunbeam, the Subsidiary Borrower referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., Bank America National Trust and Savings Association and First Union National Bank.(8)
        (d)(34 Ninth Amendment to Credit Agreement, dated as of November 30, 1999, among Sunbeam, the Subsidiary Borrower referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., Bank America National Trust and Savings Association and First Union National Bank.(10)
        (d)(35) Tenth Amendment to Credit Agreement, dated as of April 10, 2000, among Sunbeam, the Subsidiary Borrower referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc.,
                Bank America National Trust and Savings Association and First Union National Bank.(11)
        (d)(36) Eleventh Amendment to Credit Agreement and Twelfth Waiver, dated as of July 6, 2000, among Sunbeam, the Subsidiary
                Borrower referred to therein, the Lenders party thereto, Morgan Stanley Senior Funding, Inc., Bank America National
                Trust and Savings Association and First Union National
                Bank.*
        (g)     None
        (h)     None

-------------------

*  Filed herewith.

(1) Incorporated by reference to Sunbeam's Annual Report on Form 10-K for the fiscal year ended December 28, 1997.

(2) Incorporated by reference to Sunbeam's Report on Quarterly Form 10-Q/A for the fiscal quarter ended March 30, 1998.

(3) Incorporated by reference to Sunbeam's Current Report on Form 8-K filed April 13, 1998.

(4) Incorporated by reference to Sunbeam's Current Report on Form 8-K filed August 14, 1998.

(5) Incorporated by reference to Sunbeam's Annual Report on Form 10-K/A for the fiscal year ending December 28, 1997 (filed November 12,
        1998).

(6) Incorporated by reference to the Annual Report on Form 10-K of The Coleman Company, Inc. for the fiscal year ended December 31, 1998 (filed April 15, 1999).

(7) Incorporated by reference to Sunbeam's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998.

(8) Incorporated by reference to Sunbeam's Current Report on Form 8-K filed November 19, 1999.

(9) Incorporated by reference to Sunbeam's Registration Statement on Form S-1 (Commission File No. 333-71819) (filed February 4, 1999).

(10) Incorporated by reference to Sunbeam's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

(11) Incorporated by reference to Sunbeam's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000.


ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.




                                 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   SUNBEAM CORPORATION



                                                   /s/ Steven R. Isko
                                                   ---------------------------
                                                   Steven R. Isko
                                                   Senior Vice President and
                                                   General Counsel

July 11, 2000